Exhibit 99.5

Bookham Technology plc

6 February 2004

Oxfordshire, UK – 6 February 2004:  Bookham Technology plc announces that on 5 February 2004 it received notification from The Goldman Sachs Group, Inc that as at close of business on 3 February 2004, The Goldman Sachs Group, Inc was interested, by attribution only, in a total of 10,432,160 shares being 4.81% of the issued share capital of Bookham Technology plc.